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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                        COMMISSION FILE NUMBER (2-20910)

                           NOTIFICATION OF LATE FILING




(Check One): [X] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q [ ] Form N-SAR

      For Period Ended:  December 31, 2000

      [ ] Transition Report on Form 10-K
      [ ] Transition Report on Form 20-F
      [ ] Transition Report on Form 11-K
      [ ] Transition Report on Form 10-Q
      [ ] Transition Report on Form N-SAR For the Transition Period Ended:______

Read Instruction (on back page) before preparing form.  Please Print or Type.

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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                         PART I - REGISTRANT INFORMATION

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Full Name of Registrant:  TruServ Corporation

Former Name if Applicable:  N/A

Address of Principal Executive Office  (Street and Number)

         8600 West Bryn Mawr Avenue

         (City, State and Zip Code)

         Chicago, Illinois 60631-3505



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                        PART II - RULES 12b-25(b) AND (c)

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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


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                              PART III - NARRATIVE

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State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q,
N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant's Form 10-K for the year ended December 31, 2000 cannot be timely filed without unreasonable effort and expense for the following reason: The Registrant is resolving with its lenders the event of a default, occurring as per the financial statement amounts contained in the Registrant's February 24, 2001 internal monthly financial statements, under the borrowing base ratio test contained in the Registrant's credit agreements and as notified to the Registrant's lending group on March 26, 2001. The Registrant expects that the Report on Form 10-K and the financial statements will be filed on or before April 15, 2001.

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                           PART IV - OTHER INFORMATION

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(1)       Name and telephone number of person to contact in regard to this notification

      James M. Sherwood                773                        695-5370
            (Name)                 (Area Code)               (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).




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          [X] Yes  [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

          [X] Yes  [ ] No

          If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

          The Registrant expects to report income of $34,117,000 for the year ended December 31, 2000, as compared to a loss of $131,143,000 reported for the year ended December 31, 1999. The company attributes this result to the following: improvements in its gross margins: a reduction in logistics and manufacturing expenses, a decrease in selling, general and administrative expenses, the gain from the sale of the lumber and building materials division and the gain on settlement of the pension obligations through the purchase of annuity contracts.


                               TruServ Corporation
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                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  March 30, 2001                          By: /s/James M. Sherwood
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                                               Name:   James M. Sherwood
                                               Title:  Vice President of Finance